SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification


Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. ss.250.20, P. 36,652] or U-47 [Reg. ss.250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by:  KeySpan Gas East Corporation (the "Company").

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. ss.250.48, P. 36,621].

1.       Type of the security or securities:
         Medium Term Note, Series A - unsecured

2.       Issue, Renewal or guaranty:
         Issue

3.       Principal amount of the security:
         $125,000,000

4.       Rate of interest per annum of the security:
         6.900%

5.       Date of issue, renewal or guaranty of each security:
         January 14, 2001

6.       If renewal of security, give date of original issue:
         Not applicable

7.       Date of maturity of each security:
         January 15, 2008

8. Name of the person to whom each security was issued, renewed or guaranteed:

         a)       Public offering

9.       Collateral given with each security, if any:  Not applicable



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10.      Consideration received for each security:

         a)       $124,156,250.00

11.      Application of proceeds of each security:

         a)       Working capital and other general corporate purposes

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a)      the provisions contained in the first sentence of Section 6(b):
                 Not applicable

         b)       the provisions contained in fourth sentence of Section 6(b):
                  Not applicable

         c) the provisions contained in any rule of the commission other than Rule U-48: Applicable

13. If the security or securities were exempt from the provisions of 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b).

         Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

         Not applicable.

15.       If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss.250.48, P. 36,621] designate the rule under which exemption is claimed.

         Rule 52(a)


                                            KEYSPAN GAS EAST CORPORATION



                                            By:  /s/Paul R. Nick
                                                 ---------------
                                                 Paul R. Nick
                                                 Controller and Chief Accounting
                                                 Officer